UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 _____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Cherokee Inc.
(Name of Issuer)

Common Stock, $0.02 par value
(Title of Class of Securities)

16444H102

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16444H102

1.	names of Reporting Persons Park Circle Company
2.	check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization Maryland

NUMBER OF	5.	sole voting power 332,531
SHARES BENEFICIALLY OWNED BY	6.	shared voting power
EACH REPORTING PERSON	7.	sole dispositive power 332,531
WITH	8.	shared dispositive power

9.	aggregate amount beneficially owned by each reporting person 332,531
10.	check if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) 3.9% (1)
12.	type of Reporting Person CO

(1) Based on 8,433,233 shares of the Issuer’s Common Stock outstanding as of December 5, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2014, filed on December 10, 2014.

(Page 2 of 8 Pages)

CUSIP NO. 16444H102

1.	names of Reporting Persons The Westminster Company
2.	check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization Maryland

NUMBER OF	5.	sole voting power 30,000
SHARES BENEFICIALLY OWNED BY	6.	shared voting power
EACH REPORTING PERSON	7.	sole dispositive power 30,000
WITH	8.	shared dispositive power

9.	aggregate amount beneficially owned by each reporting person 30,000
10.	check if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) 0.4% (1)
12.	type of Reporting Person CO

(1) Based on 8,433,233 shares of the Issuer’s Common Stock outstanding as of December 5, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2014, filed on December 10, 2014.

(Page 3 of 8 Pages)

CUSIP NO. 16444H102

1.	names of Reporting Persons Jeffrey A. Legum
2.	check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization United States

NUMBER OF	5.	sole voting power 101,600
SHARES BENEFICIALLY OWNED BY	6.	shared voting power
EACH REPORTING PERSON	7.	sole dispositive power 101,600
WITH	8.	shared dispositive power

9.	aggregate amount beneficially owned by each reporting person 101,600
10.	check if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) 1.2% (1)
12.	type of Reporting Person IN

(1) Based on 8,433,233 shares of the Issuer’s Common Stock outstanding as of December 5, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2014, filed on December 10, 2014.

(Page 4 of 8 Pages)

Item 1.

(a)	Name of Issuer:

Cherokee Inc.

(b)	Address of Issuer's Principal Executive Offices:

5990 Sepulveda Boulevard, Sherman Oaks, California 91411

Item 2.

(a)	Name of Person Filing:

This statement is being filed jointly by: (1) Park Circle Company, a Maryland corporation; (2) The Westminster Company, a Maryland corporation; and (3) Jeffrey A. Legum. The two corporations and Mr. Legum are collectively identified hereinafter as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if None, Residence:

The address of the Reporting Persons is: 1829 Reisterstown Road, Suite 140, Baltimore, Maryland 21208.

(c)	Citizenship:

Each of the corporations is incorporated in the state of Maryland and Mr. Legum is a U.S. citizen.

(d)	Title of Class of Securities:

Common Stock, par value $0.02 per share.

(e)	CUSIP Number:

16444H102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(Page 5 of 8 Pages)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

If filing as a non-US institution in accordance with Rule 13d-1(b)(l)(ii)(J), please specify the type of institution: _______________________;

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

464,131	shares

(b)	Percent of class:

5.5% (1)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Park Circle Company:	332,531 (2)

The Westminster Company:	30,000 (2)

Jeffrey A. Legum	101,600

(ii)	Shared power to vote or to direct the vote:

n/a

(iii)	Sole power to dispose or to direct the disposition of:

Park Circle Company:	332,531 (2)

The Westminster Company:	30,000 (2)

Jeffrey A. Legum	101,600

(iv)	Shared power to dispose or to direct the disposition of:

n/a

(Page 6 of 8 Pages)

(1)	Based on 8,433,233 shares of the Issuer’s Common Stock outstanding as of December 5, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2014, filed on December 10, 2014.

(2)	Mr. Legum has investment and voting control of Park Circle Company and The Westminster Company and has voting and dispositive power over the shares of the Issuer held by each company. The Reporting Persons disclaim the existence of a “group” for purposes of Regulation 13D.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4. The filing persons disclaim that they are a “group.”

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

(Page 7 of 8 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2015

PARK CIRCLE COMPANY

By:	/s/ Jeffrey A. Legum
JEFFREY A. LEGUM, President

THE WESTMINSTER COMPANY

By:	/s/ Jeffrey A. Legum
JEFFREY A. LEGUM, President

/s/ Jeffrey A. Legum
JEFFREY A. LEGUM

(Page 8 of 8 Pages)